ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-282565
Dated May 29, 2026

Contingent Income Auto-Callable Securities due on or about June 8, 2028

Based on the Worst Performing of the Common Stock of Amazon.com, Inc., the Class A Common Stock of Alphabet Inc. and the Common Stock of Microsoft Corporation

Principal at Risk Securities

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying stock and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the securities are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying stocks:	Common Stock of Amazon.com, Inc. (Bloomberg Ticker: “AMZN UW”) Class A Common Stock of Alphabet Inc. (Bloomberg Ticker: “GOOGL UW”) Common Stock of Microsoft Corporation(Bloomberg Ticker: “MSFT UW”)
Stated principal amount:	$1,000.00 per security
Minimum investment:	$1,000 (1 security)
Pricing date:	June 5, 2026
Original issue date:	June 10, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	June 5, 2028, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	June 8, 2028, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:

If the closing prices of all of the underlying stocks on any determination date (other than the final determination date) are greater than or equal to their respective call threshold prices, the securities will be automatically redeemed for an amount per security equal to the early redemption payment on the first contingent coupon payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:

The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the applicable determination date and any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature.

Contingent quarterly coupon:	■

If the closing prices of all of the underlying stocks on any determination date are greater than or equal to their respective coupon threshold prices, we will pay on the related contingent coupon payment date a contingent quarterly coupon of $25.25 (equivalent to 10.10% per annum of the stated principal amount) per security, plus any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature.

■

If the closing price of any of the underlying stocks on any determination date is less than its coupon threshold price, we will not pay a contingent quarterly coupon on the related contingent coupon payment date.

Memory coupon feature:

If a contingent quarterly coupon is not paid on a contingent coupon payment date (other than the maturity date) because the closing price of any of the underlying stocks on the related determination date is less than its coupon threshold price, such contingent quarterly coupon will be paid on a later contingent coupon payment date if the closing price of all of the underlying stocks on the determination date corresponding to such later contingent coupon payment date are greater than or equal to their respective coupon threshold price. For the avoidance of doubt, once a previously unpaid contingent quarterly coupon has been paid on a later contingent coupon payment date, it will not be paid again on any subsequent contingent coupon payment date. If the closing price of any of the underlying stocks on each of the determination dates is less than its coupon threshold price, you will receive no contingent quarterly coupons during the term of the securities.

Determination dates:

Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement

Contingent coupon payment dates:

Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement

Payment at maturity:	■

If the final share prices of all of the underlying stocks are greater than or equal to their respective downside threshold prices: (i) the stated principal amount plus (ii) the contingent quarterly coupon otherwise payable with respect to the final determination date and any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature

■

If the final share price of any of the underlying stocks is less than its downside threshold price: (i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying stock. If the final share price of any of the underlying stocks is less than its downside threshold price, the payment at maturity will be less than 50.00% of the stated principal amount and could be as low as zero.

Underlying return:	With respect to each of the underlying stocks, (final share price – initial share price) / initial share price
Worst performing underlying stock:	The underlying stock with the lowest underlying return
Call threshold price:	With respect to each underlying stock, 100.00% of its initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Coupon threshold price:	With respect to each underlying stock, 50.00% of its initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Downside threshold price:	With respect to each underlying stock, 50.00% of its initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Initial share price:

With respect to each underlying stock, the closing price of such underlying stock on the pricing date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement

Final share price:

With respect to each underlying stock, the closing price of such underlying stock on the final determination date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement

CUSIP / ISIN:	06419TDE5 / US06419TDE55
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$20.00 per stated principal amount
Estimated value on the pricing date:	Expected to be between $928.61 and $958.61 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/9631/000183988226026314/bns_424b2-17109.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold price of 50.00% of the hypothetical initial share price of the worst performing underlying stock and are purely hypothetical (the actual terms of your securities will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Underlying Stock	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-50.00%	$1,000.00
-51.00%	$490.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About BNS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of significant loss at maturity.

▪Contingent repayment of stated principal amount only at maturity.

▪You may not receive any contingent quarterly coupons.

▪Greater expected volatility with respect to, and lower expected correlation of, the underlying stocks generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the closing price of any of the underlying stocks could be less than its downside threshold price on the final determination date.

▪The securities are subject to reinvestment risk in the event of an early redemption.

▪The contingent quarterly coupon, if any, is based solely on the closing price or final share price, as applicable, of each of the underlying stocks on the related determination date

▪Your potential return on the securities is limited, you will not participate in any appreciation of the underlying stocks and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

▪You are exposed to the market risk of each of the underlying stocks.

▪Because the securities are linked to the performance of more than one of the underlying stocks, there is an increased probability that you will not receive a contingent quarterly coupon on any determination date and that you will lose a significant portion or all of your investment in the securities.

Risks Relating to Characteristics of the Underlying Stocks

▪The price of each of the underlying stocks will be affected by various factors that interact in complex and unpredictable ways.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪There is no affiliation among the underlying stock issuers and us or SCUSA

Risks Relating to Estimated Value and Liquidity

▪BNS’ initial estimated value of the securities at the time of pricing (when the terms of your securities are set on the pricing date) will be lower than the issue price of the securities.

▪Neither BNS’ nor SCUSA’s estimated value of the securities at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.

▪BNS’ initial estimated value of the securities does not represent future values of the securities and may differ from others’ (including SCUSA’s) estimates

▪The securities have limited liquidity.

▪The price at which SCUSA would buy or sell your securities (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your securities.

▪The price of the securities prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.

Risks Relating to General Credit Characteristics

▪Payments on the securities are subject to the credit risk of BNS.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Hedging activities by BNS and SCUSA may negatively impact investors in the securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the securities.

▪The calculation agent can make antidilution and other adjustments that may adversely affect the market value of, and any amounts payable on, the securities.

▪We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the underlying stock issuers and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the securities.

▪Activities conducted by BNS and its affiliates may impact the market prices of the underlying stocks and the value of the securities

▪The calculation agent will have significant discretion with respect to the securities, which may be exercised in a manner that is adverse to your interests.

▪BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the securities.

Risks Relating to Canadian and U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Securities — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Underlying Stock

For information about the underlying stock, including historical performance information, see “Information About the Underlying Stock” in the preliminary pricing supplement.

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